Filed Pursuant to Rule 433

Registration Nos.: 333-160369

333-132363

333-132362

333-138881

333-132361

333-159964

333-159961

333-150687

333-132364

Each of the CurrencySharesSM Australian Dollar Trust, CurrencySharesSM British Pound Sterling Trust, CurrencySharesSM Canadian Dollar Trust, CurrencySharesSM Euro Trust, CurrencySharesSM Japanese Yen Trust, CurrencySharesSM Mexican Peso Trust, CurrencySharesSM Russian Ruble Trust, CurrencySharesSM Swedish Krona Trust and CurrencySharesSM Swiss Franc Trust (each a “Trust” and collectively, the “Trusts”) has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest in the shares of a Trust, you should read the prospectus in the registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and its offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trusts and any offering participant will arrange to send you any Trust prospectus if you request it by calling toll-free 1-800-820-0888. The prospectus for each Trust is also available by accessing the issuer’s Web site at www.currencyshares.com.

Although the article set forth below mentions only the CurrencySharesSM Australian Dollar Trust, CurrencySharesSM Euro Trust and CurrencySharesSM Japanese Yen Trust by name, this free writing prospectus has been filed for each of the other Trusts out of an abundance of caution as the article may be construed as an “offer to sell” by each of the Trusts as defined in Section 2(a)(3) of the Securities Act of 1933.

The article set forth below was published in the November/December 2009 issue of Journal of Indexes and, as of October 22, 2009, was accessible for free on the Internet by visiting www.indexuniverse.com/docs/magazine/2/2009_158.pdf.

Following are clarifications and corrections of certain statements made in the article:

•

Under “From Theory to Practice: Implementing Currency Strategies—Currency ETFs Deconstructed” below, the article states “[CurrencyShares ETF] deposits accrue interest each day, which is then reinvested into the ETF on a monthly basis.” In fact, as of October 22, 2009, the currency held by the CurrencySharesSM Canadian Dollar Trust, CurrencySharesSM Japanese Yen Trust, CurrencySharesSM Swedish Krona Trust and CurrencySharesSM Swiss Franc Trust did not accrue interest. In addition, interest earned by each of the CurrencySharesSM British Pound Sterling Trust and CurrencySharesSM Euro Trust did not exceed its expenses. In the event that interest is earned by a Trust, it is not reinvested into the ETF. Any interest earned by a Trust is first used to pay such Trust’s expenses. To the extent interest earned by a Trust does not exceed such Trust’s expenses, the excess is converted into U.S. Dollars at a prevailing rate and distributed as promptly as practicable to such Trust’s shareholders on a pro rata basis.

•

Under “From Theory to Practice: Implementing Currency Strategies—Currency ETFs Deconstructed” below, the article states “[The CurrencyShares ETFs] are effectively identical to investors directly investing in a foreign currency themselves…” In fact, although an investment in the Shares of a Trust can be considered a close substitute for a direct investment in that Trust’s currency, an investment in that Trust is not “effectively identical” as the market value of each Trust’s shares varies from time to time from the Trust’s Net Asset Value per Share. In addition, a sponsor fee accrues daily at an annual nominal rate of 0.40% of the currency held by each Trust and each Trust may be responsible for other expenses in certain extraordinary circumstances.

•

Under “From Theory to Practice: Implementing Currency Strategies—Currency ETFs vs. ETNs” below, the article states that “[Currency ETNs] carry the full credit risk of the underlying bank, which has become increasingly relevant after the 2008 credit crisis. While currency ETFs are exempt from this credit risk…” In fact, neither the Trusts’ deposit accounts maintained at the depository, JPMorgan Chase Bank, N.A., London Branch, nor the currency deposited in them are insured against loss by the Federal Deposit Insurance Corporation or any other federal agency of the United States. Further, the Trusts have no proprietary right in or to any specific currency held by the depository and the Trusts will be unsecured creditors in the event of the insolvency of JPMorgan Chase Bank, N.A., London Branch.

Currency: The Overlooked Asset Class

A primer for investors

By Dave Nadig, Matt Hougan and Lara Crigger

International currency is the largest and most liquid asset class in the world. And yet, most investors have zero direct exposure to currency in their portfolios.

This massive discrepancy exists largely because of currency’s history as an institutional asset. Most currency trades take place either in the highly leveraged futures market or in institution-only over-the-counter arrangements—in either case, markets where most retail investors and financial advisers are (rightfully) afraid to tread.

Over the past few years, however, exchange-traded funds and exchange-traded notes have opened up the currency market to sophisticated retail investors and financial advisers for the first time. Now, buying currency exposure is as easy as buying stocks.

Still, the integration of currency into investor portfolios has been slow. One primary reason is simply a knowledge gap. While most investors and researchers understand the role that equities, bonds and even commodities play in a portfolio, currencies remain a mystery. Despite the size of the market, there isn’t yet a significant body of academic research exploring the strategic role currency exposure can play—certainly nothing on the scale of the volumes of research dedicated to equities and bonds.

This paper aims to start to fill that gap, exploring on a concrete level the impact that currency exposure has on portfolio returns.

The paper begins by offering a brief outline of how the currency market functions, and examining the major strategic drivers of currency returns. It then examines the role of currency as a stand-alone asset class for strategic as well as tactical investors, and considers how adding currency exposure to a portfolio can increase its risk-adjusted returns.

It also looks at the historical argument for adding international equity and fixed-income exposure to a portfolio, and examines how much of the diversification benefit these investments achieve is driven by the underlying currency returns.

Finally, the paper discusses the growing tools available to investors seeking access to the currency space, and the various ways these can be integrated within a portfolio.

The Forex Market: How It Works

The currency market (also known as the “foreign exchange market,” or most commonly “forex” ) is the largest, most liquid marketplace in the world with an average daily trading volume of $1.356 trillion as of April 2009.[1]

That vast scope shouldn’t be too surprising, considering that all international trade is, at its core, a currency play: At some point, the proceeds of every international transaction must be localized to conclude a business transaction.

Forex trading volume is broadly distributed, taking place at global money market centers around the world, including London, New York, Tokyo, Zurich, Paris, Frankfurt, Singapore, Hong Kong and Sydney. Trading takes place 24/7, 5 1/2 days a week: When the Asian trading day ends, the European day begins, and so on around the globe.

While more than 180 currencies exist around the world, most market interest centers on eight specific currencies: the United States dollar (USD); the euro (EUR); the British pound sterling (GBP); the Japanese yen (JPY); the Swiss franc (CHF); the Australian dollar (AUD); the Canadian dollar (CAD); and (perhaps surprisingly to newcomers to currencies) the New Zealand dollar (NZD).

In particular, four currency pairs,[2] known as the “majors,” are the most liquid and widely traded in the world:

•	EUR/USD – the euro vs. the U.S. dollar

•	GBP/USD – the British pound sterling vs. the U.S. dollar

•	USD/JPY – the U.S. dollar vs. the Japanese yen

•	USD/CHF – the U.S. dollar vs. the Swiss franc

Source: Bespoke Investment Group

Also highly liquid and widely traded are the three so-called commodity pairs, which include currencies from countries whose economic health depends significantly on natural resource exports:

•	NZD/USD – the New Zealand dollar vs. the U.S. dollar

•	AUD/USD – the Australian dollar vs. the U.S. dollar

•	USD/CAD – the U.S. dollar vs. the Canadian dollar

Source: Bespoke Investment Group

Altogether, these pairs currently make up over 90% of all forex trading.

As with virtually every asset class in modern markets, there is also a thriving derivatives market, where investors can play futures, options, forwards and swaps. The most commonly traded pairs are available in full suites of derivatives, and they’re traded on public futures exchanges around the world (particularly the CME).

The Participants In Currency Markets

Unlike in the equities markets, where investors big and small are driven by one thing—the profit motive—forex market participants partake for several different reasons.

Forex market participants include:

•	Central banks, which build or sell off currency reserves in order to meet specific economic objectives;
•	Banks, who act as dealers and set the pricing schema individual traders see on their platforms (larger banks can secure better pricing for their clients);

•	Hedgers, such as corporations and large financial institutions, which wish to neutralize their currency risk and/or finance international business projects;

•	Speculators/investors, which include everyone from hedge funds to individual investors—anyone who seeks to profit from fluctuating exchange rates.

Risk In Currencies

Currency is thought of as a risky, fast-moving market, but that’s at least partially a mischaracterization. The risk in currency comes largely because most investors approach the space using significant leverage. Most currency pairs actually move less than 1 percent on a normal day. While we might not bat an eye at a 3 percent one-day move on the Dow Jones Industrial Average, a 3 percent move in the U.S. dollar would have the political and economic establishment up in arms.

Drivers Of Currency Returns

Currency values are always expressed in pairs. The U.S. dollar does not have a value per se in international finance, except when measured against a given benchmark: the euro, the yen or even gold, oil or other commodities.

As a paired asset, the value of currency is driven by the relative health of two countries. That’s a simple definition, but it is a fundamental truism. If the U.S. dollar rises vs. the Japanese yen, then the market is making the assessment that for some reason, the U.S. economy is relatively stronger than the Japanese economy, and therefore one U.S. dollar is worth more yen today than it was yesterday. Novice currency investors can be easily confused by the language of currency quotations: the U.S. dollar is the “base” currency in most common quotations of the yen, for example, meaning we speak of “how many Japanese yen per dollar.” But with many currencies, such as the euro, the dollar is the second part of the pair; thus, we most often speak of “how many dollars per euro.”

Regardless of the numerator and denominator, the major drivers of currency values on a day-to-day basis are the same:

Interest Rates: Every currency lives in the context of the interest rates being paid by a country’s central bank for purchases of government bonds. Comparatively high interest rates tend to attract investors to a currency.[3] Lower interest rates, on the other hand, tend to depress a currency’s value.

Inflation/Deflation: Countries with low inflation will see their currency appreciate, as their purchasing power rises relative to other countries. High inflation, on the other hand, usually depreciates currency values.

Economic Indicators: Employment data, retail sales data, GDP growth and other economic health indicators can influence the value of a country’s currency, but these signals are often highly contextual. For example, strong employment data after a market crisis might support a currency, as it suggests economic recovery. But in a healthy economy, it could signal inflation, which would depreciate the currency’s value.

International Trade: Countries that import more than they export (e.g., Japan) must sell their own currency in order to purchase the currency of their export partners, and thus will see their own currency value depreciate as a result. Thus, shifts in macroeconomic international trade metrics such as current account, capital account and financial account data can all influence exchange rates.

Geopolitical Or Global Economic Events/Default Risk: Wars, coups, civil unrest, elections, fiscal policy decisions, and local or worldwide financial crises can all change a country’s underlying economic health, and even increase its default risk, thus affecting its currency.

Commodity Prices: As mentioned before, some currencies—particularly the Australian, Canadian and New Zealand dollars—are heavily correlated to commodity prices, because natural resource exports drive the bulk of these countries’ economies. For example, as Canada has risen to prominence as an oil exporter, the Canadian dollar become increasingly correlated to the price of oil:

Source: Bespoke Investment Group

Likewise, the Australian dollar is somewhat correlated to the price of gold:

Source: Bespoke Investment Group

With many expecting continued strength in commodity prices, “commodity pairs” are taking on increased interest for investors.

The Asset Class Argument

Despite all the interest, the question remains: Does currency count as a distinct asset class? Obviously, that depends on the definition of “asset class.” Most investors, however, are pragmatic. First and foremost, an investment in a hard currency is an investment in cash, and few would argue that cash is not an asset class. Cash held in different currencies is simply a different kind of cash, with unique portfolio characteristics when compared to a U.S. Dollar denominated money market fund or margin account balance.

As such, investors’ main concern should be whether or not this “different kind of cash” can help them build better portfolios.

The first thing investors look at when evaluating asset class is correlations: Does the asset class provide a pattern of returns that is different from competing assets? Modern portfolio theory tells us that adding noncorrelated returns to a portfolio can improve its risk/reward ratio, so correlations is a natural place to start.

From a correlation perspective, currencies shine. For the 10 years ending August 2009,[4] currency—as measured by the U.S. Dollar Index (USDX), a diversified basket of major international currencies measured against the U.S. dollar—averaged only a 0.09 correlation to U.S. equities, and a -0.22 correlation to fixed income. It also had negative correlations to foreign equities, gold, commodities and other portfolio assets.

By comparison, equities and bonds—considered the two great complementary assets—had a 0.19 correlation over the same period:[5] In other words, currency was a better diversifier for U.S. equities than bonds by a long shot.

Average Correlations to U.S. Dollar Index 1999-2009

S&P 500	0.08583

Fixed Income[6]	-0.22377

Foreign Equities[7]	-0.31142

Commodities[8]	-0.25667

Gold	-0.45544

Oil	-0.14525

Source: Bespoke Investment Group

As Figures 11-15 show, these relationships are not static. Figure 11 looks at rolling three-month correlations between the USDX and the S&P 500. The USDX is effectively a long bet on the dollar: It rises when the dollar will purchase more of the basket of other industrialized currencies, and it falls when the dollar weakens. Our research suggests that the relationship between the dollar and the U.S. stock market varies over time, and swings from positive to negative. That’s not unusual for low-correlation assets; even the correlations of U.S. stocks to bonds varies substantially over time. Over the long haul, however, the correlation between the two assets is limited.

Source: Bespoke Investment Group

The rolling correlation picture for bonds (Figure 12) is more distinct, showing that correlations are consistently negative between the USDX and a U.S. long bond position. This is not surprising, as a weak dollar often means a strong bond market, and vice versa. Again, however, the long-term correlation benefit stands up even on this more granular level.

Note that when the dollar rises, gold falls, and vice versa (Figure 14). This relationship has played out again recently, as the dollar continues to fall and gold continues to rise.

It’s important to note that the correlation benefit of the USDX vs. the S&P 500 or the U.S. bond market actually improved during the worst of the recent financial crisis. At the same time, the correlations benefit of the traditional asset class diversifiers such as international stocks, hedge funds and commodities were collapsing, leading many to question the benefits of a diversified portfolio altogether.

In a market where investors are increasingly concerned about the prospects for the U.S. dollar, and in a market where true diversification is increasingly hard to find, currency appears to work.

Currency As A Portfolio Asset

Investors looking to put currency to work in their portfolios for the first time have a number of options.

Diversifying Cash

As mentioned, currency investments are, at their core, just another way to hold cash. And just as investors diversify their stock and bond portfolio overseas, they can do the same with cash investments. All the same core reasons apply: Diversifying the portfolio lowers risks for investors. This is perhaps one of the simplest and most overlooked uses of currency ETFs.

It’s also important to note that most if not all currency ETFs and ETNs earn interest at local prevailing interest rates. These rates are often—but not always—better than the prevailing rates in the U.S. Investors who would otherwise hold a cash allocation in U.S. dollars in their portfolio may look towards currency investments in search of higher yields.

Speculation

The second and most basic use of currency in a portfolio is simple speculation. The currency market is replete with investors (and speculators) making fundamental calls on the value of currency pairs, based on either short- or long-term expectations for the currency market. Investors wishing to gain exposure to the rising value of the euro, yen, Swiss franc or more than a dozen other currencies or currency baskets can do so using ETFs.

Similarly, investors who want to take a short position in various currencies can do so either by shorting foreign currency products, taking a long position in an ETF tied to the U.S. Dollar Index or investing in one of many ETFs designed to provide inverse exposure to the currency market.

Hedging Currency Exposure:

Currency As A Driver Of Equity And Bond Returns

Although few investors have stand-alone currency exposure in their portfolios, all investors who own international stocks and bonds have a critical currency aspect to their portfolios. This currency exposure is a critical source of returns for international investments.

Figure 16 shows the difference in the returns for international developed-market equities captured both in U.S. dollar and local currency returns.

MSCI EAFE Total Returns Comparison - U.S. Dollar Investor vs. Local Currency Investor
				Annualized (thru 8/31/09)
	YTD (thru 8/31/09)	2008	2007	3-Year	5-Year	10-Year

U.S. Dollar	24.78	-43.06	11.63	-4.27	6.31	2.66

Local Currency	18.69	-39.93	3.97	-6.96	4.01	0.48

Source: Bespoke Investment Group

In the first eight months of 2009 alone, there was a more than an 8 percent gap between the U.S. dollar return and the local currency return for the well-known MSCI EAFE Index. That means, essentially, that a U.S. investor who bought the MSCI EAFE Index on Jan. 1 earned 8 percent more than local investors who bought the pieces of that index in each individual market. This currency effect impacts correlations directly as well, not just the absolute returns. For the 10 years ending Aug. 31, 2009, the correlation of the S&P 500 to the MSCI EAFE Index in U.S. dollar terms was 0.44. In local terms, the correlation was 0.49. Similar results can be found in nearly any time period—the correlation benefits of international investing are significantly enhanced due to currency effects.

Of course, currency can act as a double-edged sword: In 2007, for instance, U.S. investors earned 11.63 percent on their investments, while local currency investors earned only 3.97 percent; but in 2008, U.S. investors lost 43.06 percent, compared with local investors who lost 39.93 percent. The U.S. dollar stumbled in 2007, to the benefit of U.S. investors allocating abroad. When the dollar strengthened in 2008, those same investors suffered.

A similar, albeit less pronounced, effect can be noticed in emerging market equities:

MSCI EMF Total Returns Comparison - U.S. Dollar Investor vs. Local Currency Investor
				Annualized (thru 8/31/09)
	YTD (thru 8/31)	2008	2007	3-Year	5-Year	10-Year

U.S. Dollar	51.14	-53.18	39.78	5.47	16.95	10.34

Local Currency	42.81	-45.75	33.55	6.36	15.69	10.85

Here, the exchange rate also had a deleterious effect in 2008, where U.S. investors lost 53.18 percent compared with local currency investors who lost “only” 45.75 percent. Year-to-date, however, the falling dollar has contributed almost 10 percent to U.S. investor returns.

In the case of fixed income, currency exposure has historically had an even more significant impact on returns. (Or, more accurately, currency has had exactly the same impact, but that effect was magnified because bond markets tend to be less volatile than equities.)

Merrill Lynch Global Broad Bond Market Index - U.S. Dollar Investor vs. Local Currency Investor
				Annualized (thru 8/31/09)
	YTD (thru 8/31)	2008	2007	3-Year	5-Year	10-Year

U.S. Dollar	6.48	4.39	11.31	7.98	6.68	6.76

Local Currency	3.62	5.33	2.19	3.83	3.64	4.29

Source: Bespoke Investment Group

The most obvious impact of this implied currency exposure was in 2007, when the falling dollar drove a whopping 11.31 percent return for U.S. investors, while local investors earned just 2.19 percent. Year-to-date, U.S. investors are gaining almost double the returns that local currency investors are—and again, the only difference is the currency in which the investment is held.

The same pattern is replicated on a currency-by-currency basis with individual local markets. Consider the euro-driven MSCI Europe Index:

MSCI Europe Total Returns Comparison - U.S. Dollar Investor vs. Local Currency Investor
				Annualized (thru 8/31/09)
	YTD (thru 8/31)	2008	2007	3-Year	5-Year	10-Year

U.S. Dollar	26.55	-46.08	14.39	-4.24	6.81	3.22

Local Currency	18.95	-38.52	6.53	-5.19	5.11	1.07

Source: Bespoke Investment Group

Currency differences contributed to U.S. investors’ outsized returns in 2007 (14.39 percent vs. 6.53 percent in local currency) and outsized losses in 2008 (-46.08 percent vs. -38.52 percent). Year-to-date, both groups have seen great gains, but once again, U.S. investors are earning higher returns on their investments than local investors, thanks to a weakening dollar. The pattern repeats, predictably, through the Asian markets as well.

For investors, understanding the critical role that currencies play in international bond and stock portfolios offers investors a chance to gain better control over their portfolios. Investors allocating overseas may or may not want to take on the currency risk of their investments. Investors who believe the euro is overvalued, for instance, but still want exposure to European equities, could buy the stock exposure and hedge out the currency risk with a currency product. For diversified exposure like the MSCI EAFE, investors could hedge using the broad USDX index.

An Alternative: Direct Exposure?

If currency explains so much of the returns of international exposure, why not invest directly in the currencies in question? In fact, the data suggest that doing so can provide a meaningful impact on a portfolio’s risk/return balance.

Imagine, for instance, a simple but fairly typical investment portfolio, divided between U.S. equities (40 percent), international equities (30 percent EAFE/10 percent emerging markets) and fixed income (20 percent). Over the past 10 years, the portfolio has generated annualized returns of 3.44 percent with a standard deviation of 0.88 on daily returns.

But if an investor swaps out the industrialized international market exposure and replaces it with simple exposure to the yen and euro, the long-term returns improve to 3.60 percent annualized, while the standard deviation falls to .62.

The results are similar regardless of time period. Over the year ending Aug. 31, 2009, our fictitious international investor saw their portfolio drop -8.9 percent, with a daily standard deviation of 1.85. Our currency investor saw returns of -2.35 percent, with a standard deviation of 1.29.

The results are not altogether surprising. Given its negative or low correlations to virtually every other asset class, one would expect currency to improve the risk/reward characteristics of a portfolio. Not surprisingly, the primary impact is to drive down risk: After all, no one expects currency returns to match or beat equity returns over the long haul. Currency is for the most part a low-risk asset, generating interest income and helping to diversify a portfolio.

Alpha Center

For many traders, the primary use of currency in a portfolio is as a discrete, noncorrelated alpha center. There are well-established currency trading strategies with strong track records of delivering noncorrelated alpha. With the emergence of currency ETFs, these programs can either be implemented directly by investors or purchased as a packaged product.

The Carry Trade: The most popular forex trade, particularly with institutional investors, is the “carry trade,” in which an investor borrows currency from a low-interest-rate country and uses those funds to buy the currency of a country with higher interest rates. This allows the investor to profit on the interest rate differential. As mentioned in the previous section, currencies with higher interest rates also tend to appreciate compared with lower-yielding ones, which adds to the returns. Investors typically execute this trade on a leveraged basis to gain the highest returns possible.

Common carry trades often involve selling Japanese yen, which have remained at near-zero interest rates for years, and purchasing high-yielding Australian or New Zealand dollars, which have been boosted by increasing commodities demand. According to the Wall Street Journal, both the Australian dollar and Brazilian real are currently popular carry trade constituents.[9]

Of course, should exchange rates fluctuate unfavorably, carry trades can backfire. When a lower-rate currency rises in value relative to the higher one, or the higher-yielding currency depreciates, returns on the carry trade can be diminished or wiped out in a short time (this is exacerbated in the highly leveraged positions common to currency investments).

During times of high volatility in currency values or the markets as a whole, investors tend to abandon the carry trade, selling their high-yielding currencies and seeking ones with lower interest rates as safety plays. In the market crisis of 2008, for example, investors fled to the perceived safety of the yen and U.S. dollar and the carry trade collapsed, hurting returns.

Still, an active carry trade strategy, as modeled by the S&P Currency Arbitrage Index, has yielded an impressive 286 percent over the last 10 years.

Source: Bespoke Investment Group

Covered-Call Currency Strategies: The BuyWrite—or covered-call strategy—is a popular risk-adjusted approach that investors use in many markets. The strategy involves buying an asset (commonly a stock), and then selling out of the money calls on the asset in hand. When the call is written, the investor immediately collects the premium for the call. At expiration, the option is either worthless (in which case the investor keeps the premium as profits), or it is called, and they must deliver the securities promised in the call.

The advent of large, liquid ETFs covering the currency markets (and liquid options on those ETFs) make the currency covered-call strategy remarkably simple, and create an additional source of income, albeit at the potential sacrifice of upside in a currency investment.

For instance, as this issue was going to print (Sept. 29), the CurrencyShares Euro Trust (NYSE: FXE) was trading at $145.53. An investor interested in a covered call strategy could buy the ETF and then sell a call with a strike price of $150.00 expiring on November 21 for $1.07 contract.

Each contract covers 100 shares. So the investor would buy $14,553 worth of FXE, and then sell the call contract, netting $107 in premium income. The investor would forfeit any upside if FXE rose above $150 by Nov. 21. That, however, is a 3.4% move in less than two months: a significant gap in the currency market.

In exchange, they would add 0.74 percent to their return over the two-month period. If they did this six times per year, they would capture an added 4.44 percent in annual returns. Transaction costs would eat into those returns, but even so, it’s easy to imagine adding 3 percent-plus in income returns, before you consider any interest income paid by the fund itself. That’s not bad in a market where most U.S. currency investments are yielding less than 1 percent.

And covered calls are just the start. The presence of a full spectrum of core physical assets (the ETFs) and the puts and calls also allow for the implementation of more complex options plays: straddles, spreads, strangles, etc.

There are countless other alpha strategies investors can employ in the currency space, but these two—carry trade and BuyWrite currency—are excellent examples.

From Theory To Practice:

Implementing Currency Strategies

Despite currency’s attractive attributes in a portfolio, until relatively recently, only large financial institutions or corporations could engage in forex trading, due to the large minimum lot sizes and over-the-counter nature of the marketplace. But technological and product development advances have opened up forex markets to a new audience. Now, any investor with computer and Internet access can participate in forex trading.

In particular, new currency exchange-traded products have made it even easier for retail investors to capture currency exposure. Since the launch of the first currency ETF, Rydex’s euro-pegged FXE, in 2006—35 additional currency-based exchange-traded products have been introduced, with several more in registration.

Of course, with assets under management currently totaling just $4.31 billion,[10] currency ETPs still represent a small fraction of the universe of exchange-traded products available to investors.[11] But as increasing numbers of investors seek international exposure and a hedge for the dollar, the field is quickly gaining popularity.

Currency ETFs Deconstructed

The majority of single-currency ETFs capture exchange rate fluctuations between a given currency and the dollar, along with interest income based on the underlying national market.

The CurrencyShares ETFs, for example, are structured as grantor trusts that actually hold hard foreign currency in cash deposits. These deposits accrue interest each day, which is then reinvested into the ETF on a monthly basis. As such, they are effectively identical to investors directly investing in a foreign currency themselves, just as an investment in the SPDR Gold Trust (NYSE Arca: GLD) is equivalent to holding physical gold.

Other single-currency ETFs, such as the PowerShares DB U.S. Dollar Bullish/Bearish ETFs (UUP and UDN, respectively), hold futures tied to a given currency or currency index; in this case, the U.S. Dollar Index. Still others, such as the WisdomTree Dreyfus Brazilian Real Fund (NYSE Arca: BZF), invest in locally denominated money market credit instruments as a way of accessing the currency.

There are also a limited number of multiple-currency exchange-traded products, including ETNs from Barclays and WisdomTree’s Dreyfus Emerging Currency Fund (NYSE Arca: CEW), that provides exposure to a range of emerging market currencies by investing in U.S. money market securities and local currency forward contracts.

For investors looking to replicate the highly leveraged positions common in forex trading, Van Eck and ProShares both offer leveraged ETNs that double up and down the daily performance of the euro; ProShares also has similar products covering the yen.

Currency ETFs vs. ETNs

There are certain factors that investors should understand when considering a currency ETF. For starters, ETFs and ETNs trade like equities, meaning investors must consider both commission costs and bid/ask spreads when approaching the market. They also charge fees, although those tend to be low.

Some currency products also come with distinct credit risks. Currency ETNs are actually debt notes, and thus carry the full credit risk of the underlying bank, which has become increasingly relevant after the 2008 credit crisis. While currency ETFs are exempt from this credit risk, those that invest in money market instruments or bonds carry the risk of those underlying holdings.

There are additional investment consequences that result from the different product structures. For example, options—which allow alpha strategies like the aforementioned BuyWrite—are only available for the ETFs, not the various ETNs. Additionally, under federal tax law, currency ETNs count as debt, which means that any interest they accrue is taxed—even though that interest is reinvested and not collected until the investment is sold.

Given these differences, it’s no wonder the market has shifted away from the ETN structure for currency investing. As of September 2009, ETFs account for 97.2 percent of all assets under management in currency exchange-traded products; ETNs account for just 2.8 percent.[12]

Example: Hedging With ETFs

Currency appreciation can negatively affect economic growth in exporting countries, as it makes local currency more expensive for export partners to purchase. An investor can hedge against weakening returns for their foreign investments in these countries by adding a local currency ETF to their portfolio. This can neutralize currency movements, gaining the investor pure exposure to the returns from these foreign equities.

For example, one can use UUP to offset currency-based losses inflicted by a rising dollar to a broad-based foreign equities fund, like the iShares MSCI EAFE Index Fund ETF (NYSE Arca: EFA).

Example: The Carry Trade

Because single-currency ETFs possess interest rates indicative of their country’s own interest rate, investors can also use ETFs to construct a carry trade opportunity (although without the high leverage otherwise available). One can merely purchase high-yielding currency ETFs, such as the CurrencyShares Australian Dollar Trust ETF (NYSE Arca: FXA), and short low-yielding ones, like the CurrencyShares Japanese Yen Trust ETF (NYSE Arca: FXY). Of course, with the U.S. interest rates near zero, simply going long a high-yielding currency is in effect capturing much of the carry trade effect, whether or not there is an actual “borrowing” of dollars to make the trade.

For investors who wish to mimic a formulaic carry trade strategy, Barclays offers its iPath Optimized Currency Carry ETN (NYSE Arca: ICI). The note tracks an index that goes long the highest-yielding currencies from G10 nations and shorts lower-yielding currencies. The PowerShares DB G10 Currency Harvest Fund (NYSE Arca: DBV) uses a similar but more exotic approach. This ETF takes a 2x leveraged long position in the three highest-yielding G10 currencies (using futures), while shorting the three lowest-yielding currencies (sans leverage). Technically, therefore, DBV doesn’t capture a carry trade, but it seeks to generate returns from the higher appreciation seen in currencies with high interest rates.

Conclusion: Why Now?

The opening up of the currency markets to retail investors and sophisticated financial advisers couldn’t have come at a more important time. Currency is playing an increasingly important role in both global markets and investor portfolios, and there are both short- and long-term trends in place that suggest this will continue.

In the short term, there is widespread concern that the massive fiscal stimulus efforts—particularly by the U.S. Federal Reserve—could contribute to weakness in the U.S. dollar. In addition to cutting interest rates to near-zero levels, the Fed (along with other major central banks) has engaged in quantitative easing. In essence, these central banks—and particularly the U.S. Federal Reserve—are injecting money supply into the system as quickly as possible to help stimulate the economy.

The hope is that these banks will be able to withdraw liquidity after the economy recovers but before inflation takes hold, but there is no guarantee that this will be the case. Combined with record government deficits piling up in the U.S. and other nations, many expect significant inflation ahead.

Although the long-term impacts of these efforts remain to be seen, there has already been a short-term effect on currency values: Since the Fed announced its quantitative easing program on March 18, 2009, the U.S. Dollar Index has lost 9.6 percent:

Source: Bespoke Investment Group

As concerns about inflation mount, investors are looking for new ways to hedge their exposure.

Even once the current fiscal crisis runs its course, however, there’s a bigger reason for investors to keep their attention on currency. Simply put, we are living in an increasingly global world, where U.S. dominance over the global economy and the global capital markets system is a thing of the past.

Consider, for instance, that over the past six years, the U.S. share of total global market capitalization has fallen from above 45 percent to below 30 percent.

Much of this weight has swung to the so-called BRIC countries—Brazil, Russia, India and China—which now account for 13.31 percent of world market cap, putting them almost equal to the combined might of the U.K., France and Germany (13.90 percent).

Many economists expect this trend to continue. In its 2009 World Economic Outlook,[13] the IMF projected that 2009 output for developed markets (including the U.S. and Europe) would drop 3.8 percent, while emerging market output (including the BRIC countries, Eastern Europe and Africa) was expected to grow 1.6 percent. As those trends persist, so too will U.S. dominance of the world’s capital markets shrink.

Source: Bespoke Investment Group

World Market Cap Statistics

Country	% of World Mkt Cap	% as of Jan. 04	Chg in Mkt Cap Since Jan. 04
United States	29.53	43.86	-4.94
Japan	8.19	10.40	11.11
China	7.00	1.71	481.03
United Kingdom	6.51	7.80	16.86
Hong Kong	4.81	2.39	184.63
France	4.29	4.61	30.38
Canada	3.45	2.70	80.78
Germany	3.11	3.53	23.51
India	2.67	0.93	306.94
Australia	2.61	1.77	362.28
Brazil	2.58	0.80	48.82
Switzerland	2.39	2.26	107.76
Spain	1.86	1.63	138.62
South Korea	1.79	1.06	59.68
Italy	1.61	2.05	9.78
Taiwan	1.49	1.39	51.05
Argentina	1.22	0.62	177.44
Russia	1.06	0.65	128.31

Source: Bespoke Investment Group

What this means for investors is that currency will play an increasingly important role in their total portfolio returns. It will influence the returns of their equity investments and their bond investments, and will be directly linked to the performance of the commodity space. Savvy investors will want to get out in front of this wave, using new tools like ETFs and ETNs to hedge or amplify their exposure to the currency markets. Alternatively, they may want to use well-established trading strategies to add a noncorrelated alpha engine to their portfolios.

Until a few years ago, few investors had access to discrete currency investments in their portfolios. As a result, few know the roles they can play. But as the data show, they are powerful tools, and used appropriately, they can help boost a portfolio’s risk-adjusted returns.

Currency is, without question, a critically important asset class.

Endnotes

[1]      (Foreign Exchange Joint Standing Committee, July 2009) http://www.bankofengland.co.uk/ markets/forex/fxjsc/fxturnresults090727.pdf What’s even more remarkable: This figure represents a decline from 2007, which estimated daily turnover at $3.98 trillion. (Bank for International Settlements, “Triennial Central bank Survey of Foreign Exchange and Derivatives Market Activity in 2007,” December 2007 http://www.bis.org/publ/rpfxf07t.pdf)

[2]      Currency values are most often quoted in pairs, such as EUR/USD or USD/CAD. Consider a typical quote: 1.4718 EUR/USD. This quote, or “exchange rate,” represents a ratio of how much one unit of the base currency (on the left) can be exchanged for in the quoted currency (on the right). In this case, €1 = $1.4718. To trade the pair, investors go long the base currency and short the quoted currency. It’s important to note that the positions of these two currencies within the quote are not interchangeable; $1 does not buy €1.4718. The appropriate USD/EUR quote would be 1/1.4718 = 0.6794 USD/EUR.

[3] If the inflation rate is also high, however, these higher interest rates are neutralized

[4] Sept. 17, 1999 to Sept. 18, 2009

[5] Deutsche Bank, “FX as an Asset Class,” Sept. 18, 2009 http://www.dbfx.com/forex-resources/fx-as-an-asset-class

[6] U.S. long bonds

[7] MSCI World ex-U.S. Index

[8] CRB Index

[9] WSJ, “Why the ‘Carry Trade’ Is Back,” Aug. 18, 2009 http://online.wsj.com/article/ SB125053694840237795.html

[10] Data courtesy Index Universe.com, September 2009

[11] Recent data from BGI finds that there are 1,773 ETFs worldwide, representing $890.53 billion in assets under management. (Source: http://www.mondovisione.com/pdf/BGI10Aug09.pdf)

[12] Data courtesy Index Universe.com, September 2009

[13] IMF “2009 World Economic Outlook,” April 2009 http://imf.org/external/pubs/ ft/weo/2009/01/pdf/text.pdf

Copyright © 2009 by Index Publications LLC and Charter Financial Publishing Network Inc. All rights reserved.

In connection with the development and publication of this article, consideration in the aggregate amount of $20,000 was provided to Index Publications LLC by NEXT Investments and Rydex Investments.